Great-West Life & Annuity Insurance Company of New York
A Stock Company
[50 Main Street, 10th Floor White Plains, NY 10606]

CONTRACT AMENDMENT
THIS AMENDMENT IS ISSUED BY GREAT‑WEST LIFE & ANNUITY INSURANCE COMPANY OF NEW YORK AS PART OF THE INDIVIDUAL FLEXIBLE PREMIUM VARIABLE ANNUITY CONTRACT (THE “CONTRACT”) AND GUARANTEED LIFETIME WITHDRAWAL BENEFIT RIDER (THE “RIDER”) TO WHICH IT IS ATTACHED. Except as expressly amended by this Amendment, the terms and conditions of the contract and rider shall remain in full force and effect. if there is any conflict between this amendment and the contract or rider, the terms of this amendment will prevail.

1.    The following definitions in Section 1 of the Contract are deleted and replaced with the following:
Accumulation Period - The time period between the Effective Date and the earlier of the Annuitant’s 99th birthday or the Payout Election Date.

Annuitant (Joint Annuitant) ‑ The person named in the application and in the Contract Data Page upon whose life the payout of this annuity is based and who will receive annuity payouts. If you select a Joint Annuitant, “Annuitant” means the older Joint Annuitant or the sole surviving Joint Annuitant. Joint Annuitants must be one another’s Spouse as of the Effective Date. If a Contingent Annuitant is named, then the Annuitant will be considered the primary Annuitant.

Annuity Commencement Date - The date annuity payouts begin, as shown on the Contract Data Page, which is either the Payout Election Date or the Annuitant’s 99th birthday if no Payout Election Date has been established. The Owner may change the Annuity Commencement Date if annuity payouts have not already begun. Upon death of the Owner, the Beneficiary may change the Annuity Commencement Date only if the Beneficiary is the Owner's surviving spouse and elects to continue the Contract. In all cases, the Annuity Commencement Date must occur prior to the Annuitant's 99th birthday.

Grantor(s) - the natural person(s) who is treated under Sections 671 through 679 of the Code as owning the assets of a Grantor Trust. All Grantors must be individuals.

Grantor Trust - a trust, the assets of which are treated under Sections 671 through 679 of the Code as being owned by the Grantor(s). We allow Grantor Trust to be an Owner only if it either has a single Grantor who is a natural person, or two Grantors who are one another’s Spouse as of the Effective Date.

Owner(s) - the person or persons named on the Contract Data Page and Rider Data Page, if applicable. The Owner is entitled to exercise all rights and privileges under the Contract while the Annuitant is living. Joint Owners must be one another’s Spouse as of the Effective Date and must both be natural persons. The Annuitant will be the Owner unless otherwise indicated in the application. The Owner must be either a natural person or a Grantor Trust. If the Owner is a Grantor Trust, all references in the Contract and Rider to the life, age or death of the Owner shall pertain to the life, age or death of the Grantor(s).

Payout Election Date - the date on which Investment Segment annuity payouts or periodic withdrawals begin.
Payout Election Date must occur before the Annuitant’s 99th birthday.

Spouse - A person recognized as a “spouse” in the state where the couple was legally married. The term does not include a party to a registered domestic partnership, civil union, or similar formal relationship recognized under state law that is not denominated a marriage under that state’s law.

2.    The first paragraph of Section 6.03 of the Contract is deleted and replaced with the following:
6.03 DISTRIBUTION RULES
If Annuitant Dies Before Annuity Commencement Date

If the Owner is living and the Annuitant dies before the Annuity Commencement Date, the Contract will continue and no death benefit will be payable. If no Contingent Annuitant has been named and no Joint Annuitant has been named, the Owner (or the Grantor if the Owner is a Grantor Trust) will become the Annuitant.

3.        Section 9.07 of Section 9 of the Contract is deleted and replaced with the following:
9.07 ANNUITY COMMENCEMENT DATE
Annuity payouts will begin on the Annuitant’s 99th birthday if no Payout Election Date has been established. If Installments have begun under the Rider, only the Investment Segment will be annuitized. If Installments have not begun under the Rider, then the entire Account Value will be annuitized at that time and any benefit under the Rider will terminate.

4.    The definition of Covered Person(s) in Section 1 of the Rider is deleted and replaced with the following:
Covered Person(s) - for purposes of the Rider, the natural person(s) whose age determines the Guaranteed Annual Withdrawal Percentage and on whose life the Guaranteed Annual Withdrawal Amount will be based. If there are two Covered Persons, the Guaranteed Annual Withdrawal Percentage will be based on the age of the younger life and the Installments can continue until the death of the second life. If a natural person owns the Contract, the Owner of the Contract must be a Covered Person. If the Contract is owned by a Grantor Trust, the Grantor(s) must be the sole Covered Person(s). A Joint Covered Person must be the Owner’s Spouse and: (i) a Joint Owner; or (ii) the 100% primary Beneficiary under the Contract.

5.    The first paragraph of Section 4.06 of the Rider is deleted and replaced with the following:
4.06 CALCULATION OF ADJUSTMENT IN GAW PHASE
The Company will calculate a hypothetical GAW by multiplying the Covered Fund(s) Value, subject to the Benefit Base cap, by a GAW% based on the current 10YR and the Covered Person’s age on the Initial Installment Date (and including the Joint Withdrawal Adjustment, if applicable). The Company will then compare the result of that hypothetical calculation to the previous GAW to determine if the hypothetical GAW is higher than the previous GAW. If so, the Company will adjust the GAW to the higher amount and will adjust the Benefit Base to equal the current Covered Fund Value. An adjustment to the GAW will increase or decrease the Benefit Base.

6.    Section 12.01 of the Rider is deleted and replaced with the following:
SECTION 12: ANNUAL REPORT

12.01    ANNUAL REPORT
Great-West shall send an annual report to the Owner that contains an account summary, including but not limited to, beginning and ending balance, Contributions, Transfers and Distributions, the Covered Fund Value, the beginning Benefit Base, the ending Benefit Base and the next Ratchet Date for the applicable period.

Signed for Great-West Life & Annuity Insurance Company of New York on the issuance of the Contract.

[/s/ Richard Schultz]    [/s/ Robert L. Reynolds]
[Richard Schultz],    [Robert L. Reynolds],
[Secretary]        [President and Chief Executive Officer]